SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 6)
KING PHARMACEUTICALS, INC.
(Name of Subject Company)
KING PHARMACEUTICALS, INC.
(Name of Person Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
495582108
(CUSIP Number of Class of Securities)
Brian A. Markison
President and Chief Executive Officer
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Jack S. Bodner, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on October 22, 2010, as amended, by King Pharmaceuticals, Inc., a Tennessee corporation (“King”) (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Parker Tennessee Corp. (“Acquisition Sub”), a Tennessee corporation and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, no par value per share, of King (the “Shares”) at a price of $14.25 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 22, 2010 and the related Letter of Transmittal, and described in the Tender Offer Statement on Schedule TO filed by Pfizer and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on October 22, 2010, as amended.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following under the third full paragraph under the heading “Antitrust — United States Antitrust Laws” as follows:
      “On January 27, 2011, the waiting period under the HSR Act applicable to the Offer and the Merger was terminated. A copy of the press release issued by Pfizer announcing the termination of the waiting under the HSR Act is incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 6 to the Schedule TO filed by Pfizer on January 27, 2011 as Exhibit (a)(15) hereto.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit
No.	Description
(a)(15)	Press Release issued by Pfizer Inc., dated January 27, 2011 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 6 to the Schedule TO filed by Pfizer Inc. on January 27, 2011).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	President and Chief Executive Officer
Dated: January 27, 2011

EXHIBIT INDEX

Exhibit
No.	Description
(a)(15)	Press Release issued by Pfizer Inc., dated January 27, 2011 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 6 to the Schedule TO filed by Pfizer Inc. on January 27, 2011).